Exhibit 99.1

Reitar Logtech Holdings Limited Announces First Half of Fiscal Year 2024 Unaudited Financial Results

Reitar Logtech Holdings Limited (Nasdaq: RITR) (“we,” or the “Company”), a comprehensive logistics solutions provider in Hong Kong, today announced its unaudited financial results for the six months ended September 30, 2024.

Overview:

Revenue increased by approximately 163.7% from approximately HK$73.7 million for the six months ended September 30, 2023 to approximately HK$194.2 million (US$25.0 million) for the six months ended September 30, 2024.

Cost of service increased by approximately 192.4% from approximately HK$48.1 million for the six months ended September 30, 2023 to approximately HK$140.6 million (US$18.1 million) for the six months ended September 30, 2024.

Net income increased by approximately 636.4% from approximately HK$3.3 million for the six months ended September 30, 2023 to approximately HK$24.3 million (US$3.1 million) for the six months ended September 30, 2024.

The Company has experienced significant revenue growth in the first half of fiscal year 2024 compared to the same period last fiscal year. This growth primarily stems from our strategic shift from focusing on small to medium-sized projects prior to 2023 to investing and developing large-scale projects in collaboration with international real estate and private equity funds.

The Company is currently developing and upgrading three major smart logistics projects in Hong Kong. These include an automated logistics center co-developed with a Singapore-based private equity fund, Hong Kong’s first large-scale automated cold storage facility converted from a large industrial building, and an upgrade to a major smart logistics center on Airport Island. The automated cold storage facility, co-invested with an international private equity-backed fund manager, was completed in December 2024 and is expected to significantly advance the development of cold chain logistics in Hong Kong. The automated logistics center, developed with another Singapore-based private equity fund, is set to begin superstructure construction in Q1 2025 and will be the largest of its kind in Hong Kong. Meanwhile, the upgrade of the Airport Island smart logistics center is expected to finish by the end of Q3 2025. This airport project is particularly significant as its contract amount already represents approximately 91.7% of our revenue for the fiscal year ended March 31, 2024.

In these projects, the Company leverages its market-leading Property + Logistics Technology (PLT) solutions, collaborating with various subsidiaries to provide comprehensive services. The Company plays multiple roles, including asset manager, chief consultant, project and engineering manager, and general contractor, with a commitment to delivering one-stop, comprehensive smart logistics asset management services. As one of the first companies in Hong Kong to enter the PLT field, the Company is dedicated to enhancing the potential value of logistics assets through logistics technology, driving innovation and efficiency within the logistics sector, strengthening overall supply chain capabilities, and further solidifying Hong Kong’s position as a global logistics hub.

Six Month Financial Results Ended September 30, 2024

Revenue

The following table sets forth the breakdown of our revenue for the periods indicated:

	Six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	63,818,142	182,906,870	23,542,259
Maintenance services	4,137,120	3,845,705	494,987
Sub-total	67,955,262	186,752,575	24,037,246

Asset management and professional consultancy services:
Asset management services	2,136,767	2,995,000	385,492
Professional consultancy services.	3,571,042	4,472,102	575,612
Sub-total	5,707,809	7,467,102	961,104

Total	73,663,071	194,219,677	24,998,350

Revenue increased by approximately 163.7% from approximately HK$73.7 million for the six months ended September 30, 2023 to approximately HK$194.2 million (US$25.0 million) for the six months ended September 30, 2024. The increase was mainly due to the increase in revenue generated from construction management and engineering design services because (a) certain major projects which was in initial stage for the six months ended September 30, 2023 was close to completion for the six months ended September 30, 2024 and (b) more new major construction projects were obtained for the six months ended September 30, 2024.

Cost of revenue

The following table presents our cost of revenue by service lines for the periods indicated:

	Six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Service lines:
Construction management and engineering design services:
Construction management and engineering design services	42,958,378	133,990,601	17,246,161
Maintenance services	1,382,351	2,329,177	299,793
Sub-total	44,340,729	136,319,778	17,545,954

Asset management and professional consultancy services:
Asset management services	1,621,817	2,084,256	268,268
Professional consultancy services.	2,118,436	2,171,175	279,456
Sub-total	3,740,253	4,255,431	547,724

Total	48,080,982	140,575,209	18,093,678

The following table presents our cost of revenue by nature for the periods indicated:

	Six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Subcontracting fee	36,565,103	128,345,474	16,519,567
Staff cost	8,906,565	10,741,087	1,382,503
Others	2,609,314	1,488,648	191,608

Total cost of revenue	48,080,982	140,575,209	18,093,678

Cost of service increased by approximately 192.4% from approximately HK$48.1 million for the six months ended September 30, 2023 to approximately HK$140.6 million (US$18.1 million) for the six months ended September 30, 2024. The trend of cost of revenue of each of the service lines was in line with the trend of the revenue of respective service line during the period.

Operating expenses

The following table sets forth components of our operating expenses for the periods indicated:

	Six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Management fee	446,499	446,499	57,470
Salary and allowance	6,727,012	8,417,023	1,083,370
Depreciation of property and equipment	1,130,744	1,197,901	154,184
Amortization of operating lease right-of-use assets	1,374,635	1,343,000	172,860
Professional fee	154,559	688,363	88,601
Allowance for doubtful accounts/expected credit loss	2,332,210	9,647,473	1,241,742
Others	1,753,475	2,919,740	375,804

Total cost of revenue	13,919,134	24,659,999	3,174,031

Operating expenses increased by approximately 77.2% from approximately HK$13.9 million for the six months ended September 30, 2023 to approximately HK$24.7 million (US$3.2 million) for the six months ended September 30, 2024. The increase was mainly due to (i) increase in staff costs resulting from increase in payroll and bonus to our staff and (ii) increase in expected credit loss on contracts receivable and contract assets which was in line with the increase in revenue.

Other income, net.

We recorded other income, net of approximately HK$0.5 million (US$62,000) for the six months ended September 30, 2024 in comparison to other expenses, net of approximately HK$1.8 million for the six months ended September 30, 2023, mainly attributable to (i) the absence of impairment loss on goodwill of approximately HK$1.5 million; (ii) increase in bank interest income due to increase in cash balances；and (iii) the increase in government subsidies in relation to innovation and technology granted by the Hong Kong Government.

Income tax expense.

Income tax expense decreased by approximately 21.0% from approximately HK$6.6 million for the six months ended September 30, 2023 to approximately HK$ 5.2 million (US$0.7 million) for the six months ended September 30, 2024. The decrease was mainly due to the increase in deductible expenses as compared to prior period.

Net income.

As a result of the above reasons, net income increased by approximately 636.4% from approximately HK$3.3 million for the six months ended September 30, 2023 to approximately HK$24.3 million (US$3.1 million) for the six months ended September 30, 2024.

Basic and diluted EPS.

Basic and diluted EPS were approximately HK$0.40 (US$0.05) per ordinary share for the six months ended September 30, 2024, as compared to HK$0.05 per ordinary share for the six months ended September 30, 2023, respectively.

About Reitar Logtech Holdings Limited

The Company, through its wholly owned subsidiaries, is engaged in (i) provision of construction management and engineering design services and (ii) asset management and investment, and professional consultancy services in Hong Kong. The products from provision of construction management and engineering design services are cold storage facilities, automated warehouses, renovated offices and tailor-made electrical systems. The services from asset management and professional consultancy services are asset management services for construction projects involving refrigerated storage and warehouses and professional consultancy services for construction projects involving renovation work, interior design and modification work of commercial units and residential or commercial redevelopment work.

For more information, visit the Company’s website at https://www.reitar.io/.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7693 to US$1.00, the exchange rate on September 30, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2024 AND SEPTEMBER 30, 2024

	As of March 31, 2024	As of September 30, 2024	As of September 30, 2024
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,390,861	30,476,559	3,922,690
Restricted cash	18,059,262	18,421,799	2,371,102
Contracts receivable, net	27,414,118	86,158,630	11,089,626
Contract assets, net	59,554,163	89,897,615	11,570,877
Retention receivables, net	332,567	600,809	77,331
Prepaid expenses and other receivables, net	75,697,151	89,538,545	11,524,660
Total current assets	187,448,122	315,093,957	40,556,286

NON-CURRENT ASSETS
Long-term investment, net	10,508,785	10,934,785	1,407,436
Property and equipment, net	4,516,544	3,340,253	429,930
Right-of-use assets, net	5,224,696	3,881,696	499,620
Rental deposits, net	1,059,466	1,059,466	136,366
Goodwill	34,066,838	34,066,838	4,384,801
Total non-current assets	55,376,329	53,283,038	6,858,153
Total assets	242,824,451	368,376,995	47,414,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	40,853,575	54,563,734	7,022,992
Accounts payable	22,733,798	46,538,918	5,990,104
Accrued expenses and other payables	6,203,617	3,266,501	420,437
Tax payable	8,737,661	13,416,592	1,726,873
Contract liabilities	59,363,407	64,090,159	8,249,155
Operating lease liabilities	2,859,872	3,081,188	396,585
Amount due to related parties	1,648,401	2,094,837	269,630
Total current liabilities	142,400,331	187,051,929	24,075,776

NON-CURRENT LIABILITIES
Operating lease liabilities	2,364,824	800,507	103,035
Total non-current liabilities	2,364,824	800,507	103,035
Total liabilities	144,765,155	187,852,436	24,178,811

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.00000005 par value, 1,000,000,000,000 shares authorized as of March 31, 2024 and September 30, 2024, 60,000,000 shares issued and outstanding as of March 31, 2024 and 62,443,750 shares issued and outstanding as of September 30, 2024
Class A ordinary shares, US$0.00000005 par value, 900,000,000,000 shares authorized, and 40,000,000 shares issued and outstanding as of March 31, 2024 and 42,443,750 shares issued and outstanding as of September 30, 2024	16	17	2
Class B ordinary shares, US$0.00000005 par value, 100,000,000,000 shares authorized, and 20,000,000 shares issued and outstanding as of March 31, 2024 and September 30, 2024	8	8	1
Additional paid-in capital	8,404,870	66,610,292	8,573,526
Retained earnings	89,887,738	114,274,817	14,708,509
Equity attributable to owners of the Company	98,292,632	180,885,134	23,282,038
Non-controlling interests	(233,336)	(360,575)	(46,410)
Total shareholders’ equity	98,059,296	180,524,559	23,235,628
Total liabilities and shareholders’ equity	242,824,451	368,376,995	47,414,439

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

	For the six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
REVENUE
– External	73,663,071	194,219,677	24,998,350
Total revenue	73,663,071	194,219,677	24,998,350

COST OF REVENUE
– External	(48,080,982)	(128,577,254)	(16,549,401)
– Related parties	—	(11,997,955)	(1,544,277)
Total cost of revenue	(48,080,982)	(140,575,209)	(18,093,678)
Gross profit	25,582,089	53,644,468	6,904,672

OPERATING EXPENSES
Personnel and benefit expense	(6,727,012)	(8,417,023)	(1,083,370)
Depreciation of property and equipment	(1,130,744)	(1,197,901)	(154,184)
Amortization of operating lease right-of-use assets	(1,374,635)	(1,343,000)	(172,860)
Professional fee	(154,559)	(688,363)	(88,601)
Allowance for doubtful accounts/expected credit loss	(2,332,210)	(9,647,473)	(1,241,742)
Others	(2,199,974)	(3,366,239)	(433,274)
Total operating expenses	(13,919,134)	(24,659,999)	(3,174,031)
INCOME FROM OPERATION	11,662,955	28,984,469	3,730,641

OTHER INCOME (EXPENSES)
Bank interest income	14	363,996	46,851
Interest expense	(273,267)	(659,519)	(84,888)
Other income	—	784,212	100,938
Other expense	—	(3,524)	(454)
Impairment loss on goodwill	(1,500,000)	—	—
Total other (expenses) income, net	(1,773,253)	485,165	62,447
INCOME BEFORE INCOME TAX EXPENSES	9,889,702	29,469,634	3,793,088

INCOME TAX EXPENSES	(6,595,390)	(5,209,794)	(670,562)
NET INCOME	3,294,312	24,259,840	3,122,526
Add: net loss attributable to non-controlling interests	(540,939)	(127,239)	(16,377)
NET INCOME ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS AND TOTAL COMPREHENSIVE INCOME	3,835,251	24,387,079	3,138,903

Weighted average number of ordinary shares:
Basic and diluted	60,000,000	60,485,963	60,485,963
Earnings per ordinary share – basic and diluted	0.05	0.40	0.05

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

	Ordinary shares						Total Reitar Logtech Holdings
	Class A No. of shares	Par value	Class B No. of shares	Par value	Additional paid-in capital	Retained earnings	Limited shareholders’ equity	Non- controlling interests	Total shareholder’ equity
		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, April 1, 2023	40,000,000	16	20,000,000	8	8,404,870	70,128,292	78,533,186	(101,880)	78,431,306
Net income	—	—	—	—	—	3,835,251	3,835,251	(540,939)	3,294,312
BALANCE, September 30, 2023	40,000,000	16	20,000,000	8	8,404,870	73,963,543	82,368,437	(642,819)	81,725,618

BALANCE, April 1, 2024	40,000,000	16	20,000,000	8	8,404,870	89,887,738	98,292,632	(233,336)	98,059,296
Net proceeds from initial public offering	2,443,750	1	—	—	58,205,422	—	58,205,423	—	58,205,423
Net income (loss)	—	—	—	—	—	24,387,079	24,387,079	(127,239)	24,259,840
BALANCE, September 30, 2024	42,443,750	17	20,000,000	8	66,610,292	114,274,817	180,885,134	(360,575)	180,524,559
BALANCE, September 30, 2024 (US$)		2		1	8,573,526	14,708,509	23,282,038	(46,410)	23,235,628

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

	For the six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Cash flows from operating activities
Net income	3,294,312	24,259,840	3,122,526
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,130,744	1,197,901	154,184
Amortization of operating lease right-of-use assets	1,374,635	1,343,000	172,860
Allowance for doubtful accounts/expected credit loss	2,332,210	9,647,473	1,241,742
Bad debt	80,000	—	—
Impairment loss on goodwill	1,500,000	—	—
Changes in operating assets and liabilities
Contracts receivable	(25,762,602)	(65,175,791)	(8,388,888)
Contract assets	10,565,703	(30,979,625)	(3,987,439)
Retention receivables	(34,537)	(275,151)	(35,415)
Prepaid expenses and other receivables	(21,591,766)	(23,002,467)	(2,960,688)
Accounts payable	(11,312,586)	23,805,120	3,063,998
Accrued expenses	16,868,848	(2,937,116)	(378,041)
Contract liabilities	(4,302,020)	4,726,752	608,388
Tax payable	3,843,798	4,678,931	602,233
Operating lease liabilities	(1,154,092)	(1,488,330)	(191,566)
Net cash used in operating activities	(23,167,353)	(54,199,463)	(6,976,106)
Cash flows from investing activities
Purchase of property and equipment	(64,348)	(21,610)	(2,781)
Acquisition of a subsidiary	(1,500,000)	—	—
Long-term investment	(10,163,784)	(426,000)	(54,831)
Loan to a third party	—	(1,300,000)	(167,325)
Net cash used in investing activities	(11,728,132)	(1,747,610)	(224,937)
Cash flows from financing activities
Proceeds from bank borrowings	13,684,500	102,026,614	13,132,021
Repayment for bank borrowings	(769,670)	(88,316,455)	(11,367,363)
Deferred offering costs	(2,969,708)	8,033,290	1,033,979
Proceeds from initial public offering, net	—	58,205,423	7,491,720
Advance to related parties	(4,100,000)	—	—
Repayment from related parties	4,499,559	446,436	57,461
Net cash generated from financing activities	10,344,681	80,395,308	10,347,818
Net (decrease) increase in cash and cash equivalents and restricted cash	(24,550,804)	24,448,235	3,146,775
Cash, cash equivalents and restricted cash at the beginning of the period	46,613,240	24,450,123	3,147,017
Cash, cash equivalents and restricted cash at the end of the period	22,062,436	48,898,358	6,293,792

Supplementary cash flow information
Interest received	14	363,996	46,851
Interest paid	(273,267)	(659,519)	(84,888)
Income tax paid	(2,751,592)	(530,863)	(68,328)

REITAR LOGTECH HOLDINGS LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

Reconciliation of cash, cash equivalents and restricted cash:

	As of September 30,
	2023	2024	2024
	HK$	HK$	US$
Cash and cash equivalents	20,062,436	30,240,859	3,892,353
Restricted cash	2,000,000	18,421,799	2,371,102
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	22,062,436	48,662,658	6,263,455